The RBB Fund Trust

615 East Michigan Street

Milwaukee, Wisconsin 53202

March 24, 2025

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The RBB Fund Trust (the “Trust”) File Nos.: 333-200168 and 811-23011 Request for Withdrawal of Post-Effective Amendment No. 52

Pursuant to Rule 477 under the Securities Act of 1933, the Trust respectfully requests the withdrawal of Post-Effective Amendment No. 52 (“PEA 52”) to the Trust’s Registration Statement on Form N-1A. PEA 52 was filed with the U.S. Securities and Exchange Commission via EDGAR (Accession No. 0001398344-25-000540) on January 10, 2025 to introduce a new series of the Trust: Prospera Tactical Income ETF (the “Fund”).

The withdrawal of PEA 52 is requested because the Trust has determined not to move forward with the offering of the Fund as a series of the Trust. PEA 52 has not yet become effective, and no securities have been sold in connection with PEA 52.

If you have questions regarding this request, please contact Jillian Bosmann of Faegre Drinker Biddle & Reath LLP at (215) 988-3307.

Very truly yours,

/s/ James G. Shaw

James G. Shaw

Chief Financial Officer, Chief Operating Officer, and Secretary

cc:	Steven Plump, The RBB Fund Trust